November 2007 Pricing Sheet dated November 13, 2007 relating to Preliminary Pricing Supplement No.427 dated November 5, 2007 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities and Commodities
Buffered PLUS due November 20, 2012 Based on the Performance of a Hybrid Basket Composed of
Equity and Commodity Indices and Shares
Buffered Performance Leveraged Upside SecuritiesSM
PRICING TERMS– NOVEMBER 13, 2007
Issuer:	Morgan Stanley
Issue price:	$1,000 per Buffered PLUS
Stated principal amount:	$1,000 per Buffered PLUS
Pricing date:	November 13, 2007
Original issue date:	November 20, 2007 (5 business days after the pricing date)
Maturity date:	November 20, 2012
Aggregate principal amount:	$6,500,000
	Basket components	Bloomberg ticker symbol	Basket component weighting	Initial basket component value
	S&P 500® Index (the “S&P 500 Index”)	SPX	35%	1,481.05
	Dow Jones EuroStoxx 50® Index (the “EuroStoxx Index”)	SX5E	20%	4,338.28
Basket:	Nikkei 225 Index (the “Nikkei 225 Index”)	NKY	15%	15,499.56
	S&P 400® Midcap Index (“S&P 400 Index”)	MID	10%	867.13
	Shares of the iShares® MSCI Emerging Markets Index Fund (the “underlying shares”)	EEM	10%	155.35
	Dow Jones – AIG Commodity Index (the “DJAIG index”)	DJAIG	10%	180.217
Payment at maturity:
¡  If the basket percentage increase is positive,
$1,000 + ($1,000 x basket percentage increase x leverage factor).
There will be no maximum payment at maturity.
¡  If the basket performance factor is less than or equal to 100%, but greater than or equal to 90%, the stated principal amount.
¡  If the basket performance factor is less than 90%: $1,000 x basket performance factor + $100
This amount will be less than the stated principal amount of $1,000.  However, in no circumstances will the Buffered PLUS pay less than $100 per Buffered PLUS at maturity.

Maximum payment at maturity:	There is no maximum payment at maturity.
Minimum payment at maturity:	$100 per Buffered PLUS
Basket percentage increase:
The sum of the products of (i) the respective final average value for each basket component minus the respective initial value for such basket component divided by the initial value of such basket component times (ii) the respective basket component weighting for such basket component.

Basket performance factor:
The sum of the products of (i) the final average value for each basket component divided by the respective initial value for such basket component times (ii) the respective basket component weighting for such basket component.

Leverage factor:	130.50%
Buffer amount:	10%
Initial value:
In the case of the S&P 500 Index and the S&P 400 Index, the respective closing values of such indices on the pricing date, in the case of the EuroStoxx Index and the Nikkei 225 Index, the respective closing values of such indices on the index business day immediately following the pricing date, in the case of the underlying shares, the official closing price of one such share on the pricing date, and, in the case of the DJAIG Index, the official settlement price of such index on the pricing date.

Final average value:
The respective arithmetic average of the daily closing values of the S&P 500 Index, the S&P 400 Index, the Dow Jones EuroStoxx 50 Index and the Nikkei 225 Index or the official settlement price of the Dow Jones-AIG Commodity Index, as applicable, on each of the averaging dates, and, in the case of the underlying shares, the arithmetic average of the official closing price of one share times the adjustment factor on each of the averaging dates.

Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares.
Averaging dates:
November 13, 2011, December 13, 2011, January 13, 2012, February 13, 2012, March 13, 2012, April 13, 2012, May 13, 2012, June 13, 2012, July 13, 2012, August 13, 2012, September 13, 2012, October 13, 2012 and November 13, 2012, subject to adjustment for market disruption events.

Interest:	None
CUSIP:	617446X61
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to public	Agent’s commissions(1)	Proceeds to company
	Per Buffered PLUS	$1,000	$27.50	$972.50
	Total	$6,500,000	$178,750	$6,321,250
(1)       For additional information, see “Plan of Distribution” in the accompanying preliminary pricing supplement.
“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500”, “500”, “S&P 400®,” “Standard & Poor’s MidCap 400® Index” and “S&P MidCap Index” are trademarks of The McGraw-Hill Companies, Inc.  “Dow Jones EURO STOXX®” and “STOXXSM” are service marks of STOXX Limited.    Nikkei Inc. (formerly known as Nihon Keizai Shimbun, Inc.), the publisher of the Nikkei 225 Index, has the copyright to the Nikkei 225 Index.  All rights to the Nikkei 225 Index are owned by Nikkei Inc.  iShares® is a registered mark of Barclays Global Investors, N.A. (“BGI”).  “Dow Jones,” “AIG®” “Dow Jones–AIG Commodity IndexSM” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group.  The Buffered PLUS are not sponsored, endorsed, sold or promoted by any of the foregoing index publishers, and the index publishers make no representation regarding the advisability of investing in the Buffered PLUS.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Pricing Supplement No. 427 dated November 5, 2007
Amendment No. 1 to Prospectus Supplement dated July 24, 2007 Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.